Exhibit 99.1

FOR IMMEDIATE RELEASE:

HUB Wins €15 Million Project with a Prominent Swiss Aviation Vendor

Management estimates the project to span over 3 years and potentially expand in scope and service revenues

Tel-Aviv Israel, December 6, 2023 /PRNewswire/ - HUB Cyber Security Ltd. (Nasdaq: HUBC), a developer of Confidential Computing cybersecurity solutions and services (“HUB”), is announcing today that it has agreed to provide services in connection with a framework agreement with a prominent Swiss aviation vendor at an initial scope of approximately EURO 15.5 million, with potential expansions over the next three years.

According to the agreement, HUB is to provide a wide range of solutions and services for cyber data security alongside ongoing systems safety and reliability analysis. Specifically, HUB has been tasked to secure a unique aviation project involving an advanced electric and hydrogen powered, vertical-take-off-and-landing (VTOL) airplane. Among other services, HUB is to provide its confidential computing cybersecurity solutions to assess and prevent failure conditions at the aircraft level, identification of potential risks and failure points, data collection and system reliability prediction.

For the first phase of the project, the vendor is expected to pay an approximate total of EURO 15.5 million based on milestone payments over the course of the project.

HUB CEO, Noah Hershcoviz, commented: “Once again, this vote of confidence validates our core technology and we look forward to additional wins and announcements in the near future. We believe that long-term projects with global top-tier clientele will make all the difference on our turnaround. My team and I are dedicated to the business and bringing clear tangible results to secure long-term investors’ confidence in our brand.”

For further information or inquiries, please contact: info@hubsecurity.com

About HUB Security Ltd.

HUB Cyber Security Ltd. (“HUB ” or the “Company”) was established in 2017 by veterans of the elite intelligence units of the Israeli Defense Forces. The Company specializes in unique Cyber Security solutions protecting sensitive commercial and government information. The Company debuted an advanced encrypted computing solution aimed at preventing hostile intrusions at the hardware level while introducing a novel set of data theft prevention solutions. HUB Security operates in over 30 countries and provides innovative cybersecurity computing appliances, as well as a wide range of cybersecurity services worldwide.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the anticipated benefits of the transaction, and the financial condition, results of operations, earnings outlook and prospects of the combined company. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “future,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “seem,” “should,” “will,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of HUB Security, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the HUB Security and the following: (i) The satisfaction of the milestones set in forth in the agreement; (ii) significant uncertainty regarding the adequacy of HUB Security’s liquidity and capital resources and its ability to repay its obligations as they become due; (iii) the war between Israel and Hamas commenced in October 2023 and the potential expansion of hostilities to other fronts may harm Israel’s economy and HUB Security’s business; (iv) expectations regarding HUB Security’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB Security’s ability to invest in growth initiatives and pursue acquisition opportunities; (v) the outcome of any legal or regulatory proceedings that may be instituted against HUB Security in connection with our previously announced internal investigation or otherwise; (vi) the ability to cure and meet stock exchange continued listing standards; (vii) the risk that the consummation of the business combination in February 2023 will disrupt HUB Security’s operations and future plans; (viii) competition, the ability of HUB Security to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (ix) limited liquidity and trading of HUB Security’s securities; (x) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (xi) the possibility that HUB Security may be adversely affected by other economic, business, and/or competitive factors; (xii) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in HUB Security’s Annual Report on Form 20-F filed on August 15, 2023.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of HUB Security prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the business combination or other matters addressed in this press release and attributable to HUB Security or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in press release. Except to the extent required by applicable law or regulation, HUB Security undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.